EVEREST
199 S. LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101
TEL (626) 585-5920 - FAX (626) 585-5929

July 2, 2009

Via Facsimile: (202) 772-9203

and submitted via EDGAR

Melissa Duru, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Concord Milestone Plus, L.P. (the “Partnership”)

PREN14A filed May 22, 2009,

by Everest Properties, LLC and Everest Management, LLC

File No. 1-16757

Dear Ms. Duru:

This letter responds to the Staff's comments conveyed in your letter of June 29, 2009. Headings and numbered paragraphs below correspond to those in your letter.

1.         We cannot make the confirmation requested by the comment. We can only confirm that the copy that we provided supplementally to the Staff is the copy that was provided to us by the Partnership.

2.         In response to the comment, “Voting Procedures and Required Consents” has been revised.

3.         We do not accept that Rule 14a-4(a)(3) requires the separation of our proposal into two separate proposals, each being conditioned on the other. The rule requires that we “identify clearly and impartially each separate matter intended to be acted upon.” Regardless of the Staff’s argument on the proper interpretation of the Partnership Agreement, we do not intend to propose separately the removal of the current general partner and the appointment of Millenium as the new general partner. The consent solicitation already meets the requirement of Rule 14a-4(a)(3), with respect to the proposal that we are making. Furthermore, as we previously stated, dividing our proposal into two separate proposals, each conditioned on the other, is meaningless and confusing, and therefore would be detrimental to our solicitation without providing any benefit to security holders.

4.         Notwithstanding our belief that it is a rather self-evident proposition that selling when the market is strong for your product is normally understood as an “opportunity” to achieve superior prices compared to selling after the market for your product has changed adversely, we have replaced “squandered the opportunity to liquidate” with “chose not to liquidate,” in response to the comment.

Melissa Duru, Special Counsel

Securities and Exchange Commission

July 2, 2009

5.         For the reasons stated in our prior response, we do not intend to make revisions in response to prior comments 11-14, 17 and 19.

6.         The following statements on second page of the cover letter and in Voting Procedure for Unit Holders (page 6) provide the disclosure required by Item 21(b):

“Failure to vote, abstentions and broker non-votes will have the same effect as a vote against the Proposal.”

“Unit Holders who are record owners of Limited Partnership Interests or Beneficial Interests may execute and deliver a Consent, which shall remain valid unless the Unit Holder ceases to be a record owner prior to the Expiration Date.”

“The Consent form included with this Consent Solicitation Statement is the ballot to be used by Unit Holders to cast their votes. Unit Holders should mark the box adjacent to the Proposal indicating that the Unit Holder votes “For” or “Against” the Proposal, or wishes to “Abstain.” All Consents that are properly completed, signed and delivered to Everest, and not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Unit Holder delivering such Consent will be deemed to have voted “For” the Proposal.”

“The Partnership Agreement provides that the removal of the current general partner and replacing it with Millenium as the successor general partner requires the consent of the record holders of a majority of the Class A Limited Partnership Interests (including Assigned Limited Partnership Interests, which are voted by the beneficial holders of Class A Interests), and a majority of the Class B Limited Partnership Interests (including Assigned Limited Partnership Interests, which are voted by the beneficial holders of Class B Interests) (the “Required Consents”). Accordingly, adoption of the Proposal requires the receipt without revocation of the Required Consents indicating a vote “For” the Proposal. Everest is seeking approval of the Proposal. The failure of a Unit Holder, or a broker, bank or nominee thereof, to deliver a Consent, or a vote to “Abstain,” will have the same effect as if such Unit Holder had voted “Against” the Proposal.”

In response to the comment, to “Completion Instructions,” has also been revised to clarify that Everest will tabulate the results of the solicitation.

We are filing a revised preliminary proxy solicitation concurrently with this letter. Also, a revision-marked courtesy copy of the filing is provided herewith. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

Very truly yours,

/s/

Christopher K. Davis

Vice President and General Counsel

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